                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 9)

                   Under the Securities Exchange Act of 1934*

                             Nabi Biopharmaceuticals
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    629519109
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                October 18, 2006
-------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------------------------------------------                              ------------------------------------------
CUSIP No.      629519109                                                                 Page 2 of 10 Pages
-----------------------------------------------------------                              ------------------------------------------

----------- -----------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC      I.D. #13-3922602
----------- -----------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) |_|
                                                                                                                      (b) |X|

----------- -----------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

----------- -----------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- -----------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         |_|

----------- -----------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ---------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ---------------------------------------------------------------------------------------------------
                         8      SHARED VOTING POWER

                                5,750,000
                      --------- ---------------------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ---------------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,750,000
----------- -----------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,750,000
----------- -----------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        |_|

----------- -----------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.5%
----------- -----------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- -----------------------------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D


-----------------------------------------------------------                              ------------------------------------------
CUSIP No.       629519109                                                                Page 3 of 10 Pages
-----------------------------------------------------------                              ------------------------------------------

----------- -----------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- -----------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) |_|
                                                                                                                      (b) |X|

----------- -----------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

----------- -----------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- -----------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        |_|

----------- -----------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ---------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ---------------------------------------------------------------------------------------------------
                         8      SHARED VOTING POWER

                                3,724,100
                      --------- ---------------------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ---------------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,724,100
----------- -----------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,724,100
----------- -----------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        |_|

----------- -----------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.2%
----------- -----------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- -----------------------------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D


-----------------------------------------------------------                              ------------------------------------------
CUSIP No.       629519109                                                                Page 4 of 10 Pages
-----------------------------------------------------------                              ------------------------------------------

----------- -----------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- -----------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) |_|
                                                                                                                      (b) |X|

----------- -----------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

----------- -----------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- -----------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        |_|

----------- -----------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ---------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ---------------------------------------------------------------------------------------------------
                         8      SHARED VOTING POWER

                                5,750,000
                      --------- ---------------------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ---------------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,750,000
----------- -----------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,750,000
----------- -----------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        |_|

----------- -----------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.5%
----------- -----------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- -----------------------------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D


-----------------------------------------------------------                              ------------------------------------------
CUSIP No.       629519109                                                                Page 5 of 10 Pages
-----------------------------------------------------------                              ------------------------------------------


----------- -----------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Jason Aryeh
----------- -----------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) |_|
                                                                                                                      (b) |X|

----------- -----------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

----------- -----------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- -----------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        |_|

----------- -----------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ---------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ---------------------------------------------------------------------------------------------------
                         8      SHARED VOTING POWER

                                1,232,650
                      --------- ---------------------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ---------------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,232,650
----------- -----------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,232,650
----------- -----------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        |_|

----------- -----------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.0%
----------- -----------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- -----------------------------------------------------------------------------------------------------------------------


         This Amendment No. 9 (the "Amendment") amends the Schedule 13D filed on April 17, 2006 (together with Amendment No. 1 thereto previously filed on April 27, 2006, Amendment No. 2 thereto previously filed on June 15, 2006, Amendment No. 3 thereto previously filed on August 16, 2006, Amendment No. 4 thereto previously filed on September 5, 2006, Amendment No. 5 thereto previously filed on September 14, 2006, Amendment No. 6 thereto previously filed on September 26, 2006, Amendment No. 7 thereto previously filed on October 4, 2006 and Amendment No. 8 thereto previously filed on October 16, 2006, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund"), Daniel S. Loeb, an individual ("Mr. Loeb" and together with the Management Company and the Offshore Fund, the "Third Point Reporting Persons") and Jason Aryeh, an individual ("Mr. Aryeh" and, together with the Third Point Reporting Persons, the "Reporting Persons"). Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.10 per share, of Nabi Biopharmaceuticals, a Delaware corporation (the "Company"). The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including but not limited to the Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Third Point Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of their ownership or the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. Mr. Aryeh may be deemed to have beneficial ownership of the shares of Common Stock directly owned by JALAA Equities, LP ("JALAA"), JLV Investments, LP, the Jason Aryeh Trust, the Jason Aryeh 2003 Family Trust, the Jason Aryeh IRA, and Ann Schroeder (collectively, the "Aryeh Entities") by virtue of his ability to vote and/or to dispose of the securities held by the Aryeh Entities, including the Common Stock.

ITEM 2. IDENTITY AND BACKGROUND.

         Items 2(a), (b), (c) and (f) are hereby amended by adding thereto the following:

         (a) Mr. Aryeh is a nominee of the Management Company and the Funds in the pending consent solicitation.

         (b) The business address of Mr. Aryeh is 34 Sumner Road, Greenwich, CT 06831.

         (c) The principal business of Mr. Aryeh is the general partner of JALAA.

         (f) Mr. Aryeh is a United States citizen.

ITEM 3. SOURCES AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         Item 3 is hereby amended by adding thereto the following:

         The Aryeh Entities expended an aggregate of approximately $6,346,859.25 of its own investment capital to acquire the 1,232,650 shares of Common Stock held by it. All Shares were acquired in open market purchases on the Nasdaq National Market.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended by adding thereto the following:

         As previously announced, the Third Point Reporting Persons plan to conduct shortly a consent solicitation to remove Thomas H. McLain ("Mr. McLain") and other directors from the Board of Directors (the "Board"). In the solicitation, the Reporting Persons will seek stockholder support to replace a majority of the directors of the Company with persons nominated by the Third Point Reporting Persons in order to provide new leadership for the Company with the goal of maximizing stockholder value under the leadership of a new chief executive officer. In conjunction with this solicitation, the Third Point Reporting Persons intend to file a consent statement with the Securities and Exchange Commission (the "SEC"), in which the Third Point Reporting Persons will nominate Mr. Aryeh, Todd Davis, Stephen Kasnet, Timothy Lynch and Stuart Oran to be appointed by the remaining members of the Board to fill any vacancies created by the removal of directors.

         Pursuant to the Company's Bylaws, any stockholder of record seeking to have the stockholders authorize or take a corporate action by written consent must request, by written notice, that the Board fix a record date to establish those stockholders that are entitled to give their consent. The Company's Board must promptly, but in all events within 10 days after the date the request is received, adopt a resolution fixing the record date for the solicitation, which record date must be no more than 10 days after the date of the resolution. The Third Point Reporting Persons intend in the future to deliver to the Company such a written notice in order to seek corporate action by written consent. However, neither this filing nor the filing of a consent statement, whether in preliminary or definitive form, with the SEC shall be deemed a request by the Reporting Persons or any other Company stockholder for the Board to set a record date for the consent solicitation.

         On October 26, 2006, Mr. Aryeh contacted Mr. McLain to clarify fundamental issues regarding NABI-HB raised on the Company's earnings conference call held the prior day. Mr. Aryeh also advised Mr. McLain that he had agreed to be a nominee of the Third Point Reporting Persons, and that he regretted that the Company's dispute with many of its largest stockholders had come to such an impasse. Later that day, Mr. McLain reached out to Mr. Aryeh and proposed that Mr. Aryeh act as an intermediary to attempt to reach a settlement with the Third Point Reporting Persons. With the consent of the Third Point Reporting Persons, Mr. Aryeh again proposed a settlement offer substantially on the terms previously proposed on September 29, 2006. Discussions continued on October 27, 2006 and ended without an agreement because the parties could not agree on the composition of the strategic action committee (the "SAC"). The Company insisted that the SAC be a committee of five members, consisting of three current Board members and two of the Third Point Reporting Persons' nominees, and the Reporting Persons agreed that the SAC could be a committee of five members if there were a mutual agreement on the fifth member. The Reporting Persons proposed that the SAC be established with four members - two designated by the Board and two of the Management Company's nominees - and that the four members, by majority vote, would choose a fifth member from among the current Board members and, failing agreement in good faith, that the four members would seek to agree in good faith on an independent person not currently on the Board to be added to the Board and the SAC. The discussions ended because the Company required that the fifth member of the SAC be another current member of the Board. Subsequently, on October 30, 2006, the Reporting Persons and the Company renewed discussions, but no settlement has been reached and significant differences between their respective positions remain.

                                     * * * *

         In connection with the consent solicitation, Third Point LLC and certain of its affiliates intend to file a consent statement with the SEC to solicit stockholders of the Company with respect to the removal of a majority of the Board of Directors. THIRD POINT LLC STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE CONSENT STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH CONSENT SOLICITATION. SUCH CONSENT STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV.

THIRD POINT PARTICIPANT INFORMATION

                  In accordance with Rule 14a-12(a)(1)(i) of the Securities Exchange Act of 1934, as amended, the following persons are anticipated to be, or may be deemed to be, participants in any such consent solicitation by Third Point LLC: Third Point LLC, Mr. Loeb, Third Point Offshore Fund, Ltd., Third Point Ultra Ltd., Third Point Partners LP, Third Point Partners Qualified LP, Lyxor/Third Point Fund Limited, Jason Aryeh, Todd Davis, Stephen Kasnet, Timothy Lynch, Stuart Oran, and the Aryeh Entities. Certain of these persons hold direct or indirect interests as follows: Third Point LLC may be deemed to beneficially own 5,750,000 shares of Common Stock; Mr. Daniel Loeb may be deemed to own 5,750,000 shares of Common Stock; Third Point Offshore Fund, Ltd. may be deemed to beneficially own 3,724,100 shares of Common Stock; Third Point Ultra Ltd. may be deemed to beneficially own 614,300 shares of Common Stock; Third Point Partners LP may be deemed to beneficially own 585,300 shares of Common Stock; Third Point Partners Qualified LP may be deemed to beneficially own 459,100 shares of Common Stock; Lyxor/Third Point Fund Limited may be deemed to beneficially own 367,200 shares of Common Stock; Jason Aryeh may be deemed to beneficially own 1,232,650 shares of Common Stock; JLV Investments, LP may be deemed to beneficially own 70,000 shares of Common Stock; the Jason Aryeh Trust may be deemed to beneficially own 35,700 shares of Common Stock; the Jason Aryeh 2003 Family Trust may be deemed to beneficially own 600 shares of Common Stock; the Jason Aryeh IRA may be deemed to beneficially own 6,400 shares of Common Stock; and Ann Schroeder may be deemed to beneficially own 17,000 shares of Common Stock.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a) and (b) are amended and restated in their entirety as follows:

         (a) As of the date of this Amendment, the Management Company beneficially owns 5,750,000 shares of Common Stock. The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. The Shares represent 9.5% of the 60,376,349 shares of Common Stock outstanding as of July 27, 2006, as reflected in the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2006.

                  As of the date of this Amendment, the Offshore Fund directly beneficially owns 3,724,100 shares of Common Stock, which represent 6.2% of the outstanding shares of Common Stock. None of the other individual Funds owns a number of shares of Common Stock representing more than 5% of such total.

                  As of the date of this Amendment, Mr. Aryeh beneficially owns 1,232,650 shares of Common Stock, which represents 2.0% of the outstanding shares of Common Stock. Mr. Aryeh shares voting rights and dispositive power over such holdings with the Aryeh Entities.

              As a result of their determination to work together as described in Item 4, the Management Company and Mr. Loeb may be deemed members of a group with Mr. Aryeh, and may be deemed to beneficially own for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the shares beneficially owned for such purposes by Mr. Aryeh. Accordingly, on this basis, the Management Company, Mr. Loeb and Mr. Aryeh might be deemed to beneficially own, in the aggregate, 6,982,650, shares, or 11.6%, of the outstanding Common Shares (which includes 1,232,650, Common Shares beneficially owned by the Mr. Aryeh and 5,750,000 shares owned by the Third Point Reporting Persons). Each of the Management Company and Mr. Loeb disclaims beneficial ownership of the Common Stock beneficially owned by Mr. Aryeh, and any pecuniary interest therein, and Mr. Aryeh disclaims beneficial ownership of the Common Stock beneficially owned by the Management Company and Mr. Loeb, and any pecuniary interest therein.

         (b) The Management Company and Mr. Loeb share voting and dispositive power over the 5,750,000 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb and the Offshore Fund share voting power and dispositive power over the 3,724,100 shares of Common Stock held by the Offshore Fund. Mr. Aryeh and the Aryeh Entities share voting power and dispositive power over the 1,232,650 shares of Common Stock beneficially owned by Mr. Aryeh.



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         99.1 Joint Filing Agreement, dated October 30, 2006, by and among the Reporting Persons.

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: October 30, 2006


                                     THIRD POINT LLC



                                     By:
                                         --------------------------------------
                                         Name: Daniel S. Loeb
                                         Title: Chief Executive Officer


                                     THIRD POINT OFFSHORE FUND, LTD.


                                     By:
                                         --------------------------------------
                                         Name: Daniel S. Loeb
                                         Title: Director


                                     ------------------------------------------
                                     Daniel S. Loeb



                                     ------------------------------------------
                                     Jason Aryeh


               [SIGNATURE PAGE TO AMENDMENT NO. 9 TO SCHEDULE 13D
                    WITH RESPECT TO NABI BIOPHARMACEUTICALS]

                                                                      Exhibit 1

                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(k)(1)

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: October 30, 2006


                             THIRD POINT LLC


                             By:
                                 ------------------------------------------
                                 Name: Daniel S. Loeb
                                 Title: Chief Executive Officer


                             THIRD POINT OFFSHORE FUND, LTD.


                             By:
                                 ------------------------------------------
                                 Name: Daniel S. Loeb
                                 Title: Director


                             ----------------------------------------------
                             Daniel S. Loeb


                             ----------------------------------------------
                             Jason Aryeh



            [JOINT FILING AGREEMENT FOR SCHEDULE 13D WITH RESPECT TO
                            NABI BIOPHARMACEUTICALS]